

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

March 25, 2010

Eric L. Kelly, CEO
Overland Storage, Inc.
4820 Overland Ave.
San Diego, CA 92123

> **Re:** **Overland Storage, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2010**
> **File No. 000-22071**

Dear Mr. Kelly:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners and Management, page 4

1. Your beneficial ownership table is as of a date prior to the closing of the unregistered offering. As such, the beneficial ownership table does not appear to reflect the current ownership structure of your company. Revise to provide this information as of the most recent practicable date, which should be a date after the closing of the unregistered offering. See paragraphs (a) and (b) of Item 403 of Regulation S-K, applicable through Item 6(d) of Schedule 14A. In addition, consider including additional disclosure reflecting the impact of shareholder approval of Proposal 1.

Proposal No. 1: Approval of the Issuance and Sale of Series A Preferred Stock and Warrants, Including the Shares of Common Stock Issuable Upon Conversion of the Series A Preferred Stock and Exercise of Warrants, page 6

General

2. We note your disclosure that if Proposal 1 is approved, the Lead Investor would have the right to acquire more than 20% of your outstanding shares of common stock and voting

power, and such ownership and voting power would be the largest ownership position in your company. Please disclose the identity of the Lead Investor.

3.   Please provide the disclosure required by Item 13(a) of Schedule 14A. Also provide pro forma financial statements that reflect the impact of Proposal 1, if approved by shareholders.

Background, page 6

4.   On page 7, you state the 794,659 shares of Series A Preferred Stock are "initially" convertible into 4,521,616 shares of common stock, and the warrants are "initially" exercisable to purchase up to 6,373,266 shares of common stock. Revise your disclosure to clarify what is meant by "initially." If you are referring to the impact of the blocker provisions, clarify this, and also disclose the total shares issuable after the blocker provisions expire.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eric L. Kelly
Overland Storage, Inc.
March 25, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 473-2601
Paul Sieben, Esq.
O'Melveny & Myers LLP